Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-38080) of Agilent Technologies, Inc. of our report dated June 24, 2009, with respect to the statements of net assets available for benefits of the Agilent Technologies, Inc. 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a - Schedule of Non-Exempt Transactions as of and for the year ended December 31, 2008,  which report appears in the December 31, 2008 annual report on Form 11-K of the Agilent Technologies, Inc. 401(k) Plan.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 24, 2009